Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended March 31,		Six months ended March 31,
	2008	2007	2008	2007
Average common shares issued	4,200	4,200	4,200	4,200
Effect of dilutive options	-	-	-	-
Average common shares held in treasury	(171)	(171)	(171)	(171)
Total	4,029	4,029	4,029	4,029
Net earnings to common stockholders	$1,187	$645	$3,035	$6,268

Basic and diluted earnings per common share	$0.29	$0.16	$0.75	$1.56